MECOX LANE LIMITED

22nd Floor, Gems Tower, Building 20

No. 487 Tianlin Road, Shanghai 200233

People’s Republic of China

March 11, 2013

VIA EDGAR

VIA HAND DELIVERY

Tia L. Jenkins, Senior Assistant Chief Accountant Office of Beverages, Apparel and Mining

Steve Lo

John Archfield

Erin Wilson

James Lopez, Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          Mecox Lane Limited (the “Company”), Response Dated January 25, 2013 (the “January 25 Response”) to Form 20-F for Fiscal Year Ended December 31, 2011 (the “2011 20-F”) Filed April 18, 2012, File No. 001-34904

Dear Ms. Jenkins:

This letter sets forth the Company’s responses to the comments contained in the letter dated February 11, 2013 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2011 20-F.  The Staff’s comments are repeated below and each comment is followed by the response thereto.

Form 20-F for Fiscal Year Ended December 31, 2011

Item 5. Operating and Financial Review and Prospects, page 48

Net Revenues, page 51

1.                                      We note in your response to comment eight of our letter dated December 27, 2012 that the Company believes the closure of directly operated stores does not meet the criteria in ASC 205-20-45-1 for reporting as discontinued operations. In future filings, please confirm to us that you will quantify the number of store openings and closings for each period presented and discuss how that store activity affected both your revenue and results of operations for the periods presented. Also provide disclosure to indicate whether there were any continuing cash flows that resulted from migration. Please provide us with the text of your draft disclosure in your response.

In response to the Staff’s comment, the Company confirms that it will quantify the number of store openings and closings for each period, as presented in its January 25 Response to Comment 1 of the Staff’s letter dated December 27, 2012 and will include the following disclosure on page 52 in its future Form 20-F filings (text added to the January 25 Response is underlined in bold and deleted text is shown by strikethrough).

“Selected operating data of our physical stores as of the dates indicated:

	For the Year Ended December 31,
	2009	2010	2011

Beginning number of stores	167	402	451
Directly Operated Stores	128	177	124
Franchised Stores	39	225	327
Number of Physical Stores Newly Opened	258	185	132
Directly Operated Stores	87	22	36
Franchised Stores	171	163	96
Number of Physical Stores Closed (excluding conversion)	23	136	183
Directly Operated Stores	17	40	39
Franchised Stores	6	96	144
Number of Physical Stores Converted	21	35	3
Year end number of stores	402	451	400
Directly Operated Stores	177	124	118
Franchised Stores	225	327	282

In 2009, 2010 and 2011, we converted 21, 35 and 3 directly operated stores to franchised stores, respectively, primarily as a result of our efforts to restructure our physical store network to lower our operating expense.  We incurred no rental, utilities and personnel expenses for our franchised stores compared with our directly operated stores.

We closed certain directly operated stores and franchised stores that didn’t meet our business operation and profitability expectations as described in the table above.  The closures of stores resulted in a decrease in net revenues, cost of goods sold and, with respect to the closure of directly operated stores, operating expenses attributed to these stores for the respective periods.  Since we have not completely exited the geographical areas where the closed stores are located, the ongoing stores in nearby areas will continue to sell a similar commodity to the customers.  However, the continuing cash flows that resulted from migration cannot be quantified due to the fact that the store customer base is individual and it is difficult for us and will incur unreasonable expenses to track the identity of individual customers who are expected to migrate to conclude the migration of revenues.  Nevertheless, we believe the decrease of revenue from the closures of stores was partially mitigated by the migration of revenues from closed stores to existing and newly opened stores in nearby areas.

These conversions, ~~and~~ closures and openings were part of routine adjustments to our business operation, and we will continue to review the operation performance and profitability of each physical store in the future, which may result in additional~~our~~ physical stores’ conversion, closure, or new openings.”

Inventories, page 57

2.                                      We note in your response to comment three of our letter dated December 27, 2012 that the $7.9 million inventory write-down in 2011 was mainly due to slow-moving and obsolete inventory. We further note in your November 21, 2012 Form 6-K that you attribute the increase in gross margin in the third quarter of 2012 to improvements managing inventory turnover. Please further explain to us the facts and circumstances that resulted in the significant increase in inventory write-downs in 2011 compared to prior years, including what was different in 2011 compared to 2009 and 2010 that triggered the large write-down, and whether the 2011 discount for slow-moving and obsolete inventory was isolated to certain inventory or applied to all inventory. Also further explain to us the steps you have taken to improve managing inventory turnover in 2012. Finally, please confirm to us that you will expand your draft disclosure to include this information and provide us with the text of your draft disclosure in your response.

In response to the Staff’s comment, the Company proposes to include the following disclosure on page 57 in its future Form 20-F filings (text added to the January 25 Response is underlined in bold and deleted text is shown by strikethrough):

“Inventory write-downs are recorded as a component of~~in~~ cost of goods sold in the consolidated statements of operations. We also perform full inventory inspections at or within a few days to the year end and record inventory loss adjustments for any physical inventory losses.  Historically, physical inventory losses were immaterial ~~for our periods presented~~.  We recorded $0.4 million and $0.9 million of inventory write-downs and shortages in 2009 and 2010, respectively.  In 2011, we recorded a $7.9 million inventory write-down primarily reflecting the estimated selling price after discount for slow-moving inventories. The majority of the Company’s inventory is apparel and accessories, which are seasonal and therefore difficult to sell once the respective season has passed. The increase in inventory write-downs in 2011 compared to 2009 and 2010 was primarily due to optimistic growth projections at the end of 2010 for 2011 sales that led to an increase in inventory procurement at the beginning of 2011.  When sales for 2011 did not meet the projections, as a result of market conditions, competition and other factors, see “—Factors Affecting Our Results of Operations—Intensified Competition in E-Commerce Market in China,” inventory failed to move at the rate we expected and resulted in a larger inventory write down that was recorded in 2011.  The written down inventory was mostly seasonal inventory, such as apparel and accessories, which made up the majority of our inventory.  ~~Those inventories were written down as we were not able to sell them quickly as expected due to increased competition in the market.~~

In 2012, partly in response to the inventory write down in 2011, we took the following steps to manage inventory turnover, (1) conservative growth projection of sales and inventory procurement for 2012 at the end of 2011, (2) dynamic inventory procurement that more closely tracks sales performance, and (3) liquidation of obsolete inventories, including through promotional events conducted on our Internet platform and stores, such as flash sales on M18.com and on-sale campaigns in stores, and partnership with distributors, such as VIPShop.”

Results of Operations, page 60

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010, page 62

3.                                      We note in your proposed disclosure in response to comment five of our letter dated December 27, 2012 that due to the fact that you converted your IPO proceeds into deposits denominated in RMB and the RMB appreciated against the U.S. Dollar, you recorded an exchange gain of $2.3 million as other income in 2011. Please further explain to us why you recorded an exchange gain of $2.3 million for the appreciation of RMB against the U.S. Dollar on the deposited IPO proceeds, and tell us the authoritative accounting literature that supports this presentation. In this regard, it is unclear to us how the translation of the financial statements of your principal operating subsidiaries and VIEs from RMB to U.S. Dollars would result in an exchange gain.

The Company respectfully advises the Staff that the IPO proceeds were initially received in U.S. Dollar (“USD”) by Mecox Lane Limited, the holding company incorporated in Cayman Islands, converted into deposits denominated in RMB in late October 2010 and a majority of the RMB deposits were held by Mecox Lane Limited throughout 2011.  The reporting and functional currency of Mecox Lane Limited is USD, and therefore the exchange gain of $2.3 million from RMB appreciation against USD as a result of remeasurement of the RMB denominated deposit in 2011 was recorded in other income in the Company’s consolidated statement of operations according to ASC830-10-45-17.  Differences from the translation of the financial statements of the Company’s principal operating subsidiaries and VIEs from RMB to USD were recorded in the consolidated statements of equity and other comprehensive income.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-7

4.                                      We note in your response to comment nine of our letter dated December 27, 2012 that the statutory reserve is currently included in retained earnings on the face of the consolidated balance sheet and the consolidated statements of equity and comprehensive income. Please confirm to us that in future filings you will separately present in your consolidated statements of equity (deficit) the reserve balance as of each balance sheet date, and the total after-tax profits appropriated to the reserve for each period presented.

The Company respectfully advises the Staff that the reserve balance as of each balance sheet date and the total after-tax profits appropriated to the reserve for each period presented will be separately presented in the consolidated statements of equity (deficit) in its future Form 20-F filings.

2. Summary of Significant Accounting Policies, page F-8

(b). Principles of consolidation, page F-8

5.                                      We note your draft disclosure provided in response to comment ten of our letter dated December 27, 2012. Please confirm our understanding that each of the equity pledge agreements has been registered and, if so, further revise your disclosure to clearly state that all equity pledge agreements have been registered.

The Company respectfully advises the Staff that each of the pledges under the share pledge agreements has been registered with the relevant local branch of the State Administration for Industry and Commerce in China and the Company will add the following disclosure in Note 2(b) in its future Form 20-F filings (text added is underlined in bold):

“Share Pledge Agreement: The equity owners pledge their respective equity interests in the VIEs as a guarantee for the payment by the VIEs of technical and consulting services fees under the exclusive technical consulting and services agreements.  Each of the above pledges has been registered with the relevant local branch of the State Administration for Industry and Commerce in China.”

14. Segment Reporting, page F-24

6.                                      We note your response to comment two of our letter dated December 27, 2012. Please quantify for us the total assets for each reportable segment as of December 31, 2011. Also confirm to us that in future filings you will separately disclose the total assets for each reportable segment and include a reconciliation to the Company’s consolidated assets, as required by ASC 280-10-50-22 and 50-30.

The Company respectfully advises the Staff that the Company’s chief operating decision-maker (“CODM”) does not review asset information by reportable segment.  The Company will add the following disclosure in Note 14 in its future From 20-F filings as required by ASC280-10-50-26 (text added is underlined in bold):

“The assets of the Company support the operations of multiple segments and therefore could not be clearly allocated to a respective segment. As a result, the CODM does not review assets by segment when making decisions regarding resource allocation and performance assessment for the entire Group.”

*              *              *

The Company hereby acknowledges that:

•                              the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                              Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                              the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the 2011 20-F, please do not hesitate to contact the undersigned at (8621) 5464-9900 or the Company’s U.S. counsel, Karen Yan of Latham & Watkins LLP at (8621) 6101-6018 or karen.yan@lw.com.

Very truly yours,

/s/ Paul Bang Zhang

Paul Bang Zhang

Chief Financial Officer

Enclosures

cc:                                Alfred Gu, Chief Executive Officer, Mecox Lane Limited

Karen Yan, Partner, Latham & Watkins LLP, Shanghai

Jimmy C. Chen, Partner, Deloitte Touche Tohmatsu